

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010





05062414



RECD S.E.C.

AUG - 1 2005

1080

July 29, 2005

Katharine A. Martin
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304-1050

Act: 1934
Section:
Rule: 14A-8
Public Availability: 7/29/2005

Re: Sun Microsystems, Inc.
Incoming letter dated July 1, 2005

Dear Ms. Martin:

This is in response to your letters dated July 1, 2005 and July 12, 2005 concerning the shareholder proposal submitted to Sun by the California Public Employees' Retirement System. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
AUG 19 2005
THOMSON
FINANCIAL

Enclosures

cc: Peter H. Mixon
General Counsel
California Public Employees' Retirement System
Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707

709519

W&GR Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

650 Page Mill Road
Palo Alto, CA 94304-1050
PHONE 650.493.9300
FAX 650.493.6811
www.wsgr.com

July 1, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Shareholder Proposal Relating to Performance-Based Equity Compensation Received May 26, 2005

Dear Sir or Madam:

This letter is submitted on behalf of Sun Microsystems, Inc. ("Sun" or the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the intention of the Company to exclude a shareholder proposal (the "Proposal") submitted by the California Public Employees' Retirement System (the "Proponent" or "CalPERS") from the Company's proxy statement and form of proxy for the Company's 2005 annual meeting of stockholders (the "Proxy Materials"). The Company requests that the Division of Corporation Finance not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from the Proxy Materials for the reasons set forth below. In accordance with Rule 14a-8(j)(2) there are submitted herewith five additional copies of this letter and the attached materials.

To meet printing and distribution requirements, the Company anticipates that it will begin printing its Proxy Materials on or about September 12, 2005 and start mailing its Proxy Materials to stockholders on or about September 19, 2005. The Company currently anticipates filing its definitive Proxy Materials with the Commission on or about September 19, 2005. The Company plans to hold its annual meeting of stockholders on or about October 27, 2005.

I. The Proposal

The Company received correspondence containing a cover letter, the Proposal and a Statement of Ownership Record from the Proponent on May 26, 2005, copies of which have been attached hereto as **Attachment A**. The Proposal seeks shareholder approval to amend the bylaws of the Company to require that at least 50% of future equity compensation be performance-based and that the Board disclose to shareholders the performance metrics used to determine such equity compensation. The Proposal states in its entirety:

RESOLVED, that the shareowners of Sun Microsystems, Inc. (the "Company") amend the Company's bylaws such that (i) at least 50% of future equity compensation, including but not limited to stock options and restricted stock, granted to senior executives shall be performance-based and (ii) the Board shall disclose a reasonable level of detail of the performance metrics of such compensation to shareowners. For the purposes of this resolution, "performance-based" equity compensation shall include the following:

(1) indexed stock options, the exercise price of which is linked to an industry index;

(2) premium-priced stock options, the exercise price of which is above the market price on the grant date; or

(3) performance-vesting options or restricted stock, which vest (i) when the Company exceeds objectives with respect to specific performance metrics, such as return on invested capital, return on assets and/or return on equity, or any weighted mix of such metrics, or (ii) when the stock's market price exceeds a specific target over a meaningful time period.

SUPPORTING STATEMENT

CalPERS supports compensation policies for senior executives that provide challenging performance objectives and motivate executives to achieve long-term shareowner value. The Company does not use performance-based metrics in awarding equity compensation. The Company solely uses standard options that are time-vested.

In CalPERS' view, standard stock options give windfalls to executives who are lucky enough to hold them during a bull market and penalize executives who hold them during a bear market. Investors and market observers, including Warren Buffett and Alan Greenspan, criticize standard options as inappropriately rewarding mediocre or poor performance. Mr. Buffett has characterized standard stock option plans as "really a royalty on the passage of time."

This proposal is a first step in encouraging the company to use compensation to better motivate its senior executives and to align management with shareowners. While the proposal gives the Company a wide amount of latitude in determining the performance metrics utilized, we encourage the company to utilize meaningful metrics based on the Company's individualized situation and goals. For example, the Company may want to consider utilizing multiple performance metrics that tie small portions of vesting to individual metrics or larger portions of vesting to multiple metrics.

CalPERS believes that history indicates that the Company's compensation policies are not appropriately linked to performance. In 2002 the Company had losses of more than $500 million and granted its top executives 5,616,200 option grants. In 2003, the Company had losses of more than $3 billion but still granted more than 2,500,000 options to its top executives. In 2004, the Company provided substantial equity grants to top executives, a year in which the Company had losses of $388 million and the Company's stock price depreciated by more than 11% from 2003 to 2004 and an additional 13% to date. All of these grants were based on "industry practice and individual or corporate performance as determined by the Committee." However, corporate performance measures were not disclosed.

We urge shareholders to vote FOR this proposal.

* * *

For the reasons stated below, the Company would like to omit the Proposal from its Proxy Materials.

II. The Proposal May Be Omitted Under Rule 14a-8(i)(11) as Substantially Duplicative of a Previously Submitted Proposal.

The Company received the Proponent's Proposal on May 26, 2005. On November 16, 2004, prior to receiving the Proponent's Proposal, Sun received the following proposal (the "Prior Proposal", and together with the "Proposal," the "Proposals") from Service Employees International Union Master Trust ("SEIU") (Attached hereto as **Attachment B**):

RESOLVED, that the shareholders of Sun Microsystems, Inc. ("Sun Microsystems" or the "Company") urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based. Performance-based options are defined as 1) indexed options, whose exercise price is linked to an industry index; 2) premium-priced stock options, whose exercise price is above the market price on the grant date; or 3) performance-vesting options, which vest when a performance target is met.

SUPPORTING STATEMENT

From 2001 through 2004, Sun Microsystems CEO Scott McNealy was awarded options to buy 7,500,000 shares of Sun Microsystems stock. Such grants can result in substantial compensation for only modest gains in share price. For example, if Sun Microsystems' stock price increases by only $1.00 per share (approximately 23% of the $4.31 closing price on October 6th, 2004), Mr. McNealy would reap $7.5 million, even if Sun Microsystems underperformed its competitors during that period.

Compensation of senior executives using stock options is intended to align their interests with those of shareholders and motivate executives to improve company performance. We believe that Sun Microsystems' use of standard stock options to compensate its senior executives has the potential to reward mediocre company performance, and we accordingly urge the Committee to use performance-based options.

Standard stock options give windfalls to executives who are lucky enough to hold them during a bull market, and penalize executives who hold them during a bear market. Investors and market observers including Warren Buffett, Alan Greenspan and Al Rappaport criticize standard options on the ground that they inappropriately reward mediocre or poor performance --Buffett has stated that standard stock option plans are "really a royalty on the passage of time"--and favor the use of indexed options.

Performance-based options tie compensation more closely to company --rather than stock market --performance. Premium-priced and performance-vesting options encourage senior executives to set and meet ambitious but realistic performance targets. Indexed options may have the added benefit of discouraging re-pricing in the event of an industry downturn.

A 2002 report by the Conference Board's Commission on Public Trust and Private Enterprise, formed to make recommendations to restore public confidence in the markets and U.S. corporations, endorsed the use of performance-based options. The Commission identified factors contributing to an environment "ripe for abuse," including "the unprecedented bull market," which "led to massive, excessive unanticipated gains from options unrelated to management's operating performance."

Leading companies such as Avery Dennison, Capital One, Mattel and Union Pacific have adopted performance-based plans. According to Avery Dennison's most recent proxy statement, its approach, which postpones vesting until nine years and nine months after grant unless performance targets are met, "is designed to promote the creation of stockholder value over the long-term since the full benefit of the compensation package cannot be realized unless stock price appreciation occurs over a number of years."

We urge shareholders to vote FOR this proposal.

* * *

Rule 14a-8(i)(11) permits the exclusion of a proposal that "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting". The Commission has stated that "the purpose of Rule 14a-8(i)(11) is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted by proponents acting independently of each other". See Exchange Act Release No. 34-12999 (November 22, 1976).

The Staff, in granting requests for no action relief under this rule, has consistently taken the position that proposals need not be identical in terms and scope to be considered substantially duplicative. The Staff has instead looked to whether the proposals present the same "principal thrust" or "principal focus". For example, in a no action letter granted to Pacific Gas & Electric Company (February 1, 1993), the Staff compared the "principal thrust" and "principal focus" of several similar proposals and permitted the exclusion of a proposal urging a different compensation limit (25 times the average employee wages, while two other proposals had either a specific dollar limit or no salary limit), different terms and a different scope than two earlier proposals.

In light of the Staff's past interpretations of Rule 14a-8(i)(11), the Proposal is clearly substantially duplicative of the Prior Proposal. The "principal thrust" or "principal focus" of each proposal is that a substantial portion of the Company's future equity compensation grants to senior executives be "performance-based". Each of the Proposals provide examples of "performance-based" equity compensation: indexed options, premium-priced stock options and performance-vesting options as the vehicles to carry out the Proposals. Besides stating its proposal in mandatory terms, which is discussed further below, the Proposal goes only slightly further in its requirement that the Board disclose a reasonable level of detail of the performance metrics, which would generally already be required by the Company's public filings, and otherwise is essentially the same as the Prior Proposal sent to the Company, which was received approximately six months prior to the Proposal.

The Staff has agreed that proposals addressing the same subject matter in different terms and with broader or narrower scope of subject matter than a prior proposal may be excluded under Rule 14a-8(i)(11). See Constellation Energy Group, Inc. (February 19, 2004) (proposal requesting performance and time-based restricted stock grants for senior executives in lieu of stock options substantially duplicates a broader prior proposal requesting a "Commonsense Executive Compensation" program including limitations on CEO salary, annual executive bonuses, form and amount of long-term equity compensation and severance agreements, as well as performance criteria); and Siebel Systems, Inc. (April 15, 2003) (proposal urging use of performance-based options substantially duplicates a broader prior proposal requesting a policy defining portions of equity to be provided to employees and executives, requiring performance criteria for options, and holding periods for shares received). See also Abbott Laboratories (February 4, 2004) ("Commonsense Executive Compensation" proposal urging use of performance and time-based restricted shares in lieu of options, as well as a range of additional limitations on compensation and severance arrangements substantially duplicates a narrower prior proposal urging prohibition of executive options); and General Electric Company (January 22, 2003) (proposal requesting a report considering freezing executive salaries during layoffs, setting a ceiling on ratio of pay of executive officers to lowest paid employees, and seeking shareholder approval for executive severance exceeding two times salary substantially duplicates prior proposal requesting report comparing compensation of top executives and lowest paid workers).

In this case, the Proposal was received approximately six months later and addresses the same subject matter as the Prior Proposal, and for the reasons stated above and consistent with the Staff's prior interpretations of Rule 14a-8(i)(11), the Company believes that the Proposal may be excluded as substantially duplicative of the Prior Proposal that Sun will include in its 2005 Proxy Materials.

III. The Proposal is Mandatory and Therefore Improper Under State Law, and May Also Be Omitted Under Rule 14a-8(i)(1).

Rule 14a-8(i)(1) permits a registrant to omit a shareholder proposal that "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." In the Note to such rule, the Commission explains that proposals that are mandatory and binding on a company may not be considered proper under state law. The staff has consistently permitted exclusion of a shareholder's proposal if it is mandatory rather than precatory if improper under the registrant's state law. *See, e.g.* Kmart Corporation (March 27, 2000) (a proposal could be successfully challenged as an improper subject for shareholder action under Michigan law because the proposal was mandatory rather than precatory).

The Proposal relates to executive compensation and the language of such Proposal is mandatory rather than precatory. By using the phrase "shall be performance-based" in the context of a bylaw amendment, the Proposal is more than a recommendation that the Company's board of directors consider certain action. The Proposal's binding nature would therefore require the Company's board of directors to relinquish part of its statutory authority pursuant to Section 141 of the Delaware General Corporation Law which grants the Board the authority to manage the business and affairs of the Corporation. We therefore believe that the Proposal is excludable under Rule 14a-8(i)(1).

* * * * *

IV. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its Proxy Materials. If you have any questions or if the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter. Please do not hesitate to call the undersigned at (650) 565-3522.

Please acknowledge receipt of this letter and its attachment by date-stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation



Katharine A. Martin

Enclosures: Letter from CalPERS dated May 25, 2005
CalPERS Proposal and Supporting Statement
Statement of Record of Ownership

cc: Peter H. Mixon
CalPERS
P.O. Box 942707
Sacramento, CA 94229-2707

Attachment A

Cover Letter and Proposal from the Proponent on May 25, 2005

Statement of Ownership Record from the Proponent dated May 25, 2005



Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3675
FAX (916) 795-3659

May 25, 2005

OVERNIGHT MAIL
RETURN RECEIPT REQUESTED

Sun Microsystems, Inc.
Attn: Michael A. Dillon, Corporate Secretary
Senior Vice President, and General Counsel
4150 Network Circle
Santa Clara, CA 95054

Re: Notice of Shareholder Proposal

Mr. Dillon:

The purpose of this letter is to submit our shareholder proposal for inclusion in the proxy materials in connection with the Company's next annual meeting pursuant to SEC Rule 14a-8.[1]

Our submission of this proposal does not indicate that CalPERS is closed to further communication and negotiation. Although we must file now, in order to comply with the timing requirements of Rule 14a-8, we remain open to the possibility of withdrawing this proposal if and when we become assured that the concerns we have previously communicated with the company are addressed.

If you have any questions concerning this proposal, please contact me.

Very truly yours,



PETER H. MIXON
General Counsel

Enclosures: Ownership Record
Proposed Resolution
Supporting Statement

cc: Bill McGrew, Corporate Governance – CalPERS
Mr. Scott G. McNealy, Chairman and Chief Executive Officer
Jeffrey L. Boldt, Director, Investor Relations

[1] CalPERS, whose official address is P.O. Box 942708, Sacramento, California 94229-2708, is the owner of approximately 13,148,828 shares of the Company. Acquisition of this stock has been ongoing and continuous for several years. Specifically, CalPERS has owned shares with a market value in excess of $2,000 continuously for at least the preceding year. (Documentary evidence of such ownership is enclosed.) Furthermore, CalPERS intends to continue to own such a block of stock at least through the date of the annual shareholders' meeting.

SHAREOWNER PROPOSAL

RESOLVED, that the shareowners of Sun Microsystems, Inc. (the "Company") amend the Company's bylaws such that (i) at least 50% of future equity compensation, including but not limited to stock options and restricted stock, granted to senior executives shall be performance-based and (ii) the Board shall disclose a reasonable level of detail of the performance metrics of such compensation to shareowners. For the purposes of this resolution, "performance-based" equity compensation shall include the following:

(1) indexed stock options, the exercise price of which is linked to an industry index;

(2) premium-priced stock options, the exercise price of which is above the market price on the grant date; or

(3) performance-vesting options or restricted stock, which vest (i) when the Company exceeds objectives with respect to specific performance metrics, such as return on invested capital, return on assets and/or return on equity, or any weighted mix of such metrics, or (ii) when the stock's market price exceeds a specific target over a meaningful time period.

SUPPORTING STATEMENT

CalPERS supports compensation policies for senior executives that provide challenging performance objectives and motivate executives to achieve long-term shareowner value. The Company does not use performance-based metrics in awarding equity compensation. The Company solely uses standard options that are time-vested.

In CalPERS' view, standard stock options give windfalls to executives who are lucky enough to hold them during a bull market and penalize executives who hold them during a bear market. Investors and market observers, including Warren Buffett and Alan Greenspan, criticize standard options as inappropriately rewarding mediocre or poor performance. Mr. Buffett has characterized standard stock option plans as "really a royalty on the passage of time."

This proposal is a first step in encouraging the Company to use compensation to better motivate its senior executives and to align management with shareowners. While the proposal gives the Company a wide amount of latitude in determining the performance metrics utilized, we encourage the Company to utilize meaningful metrics based on the Company's individualized situation and goals. For example, the Company may want to consider utilizing multiple performance metrics that tie small portions of vesting to individual metrics or larger portions of vesting to multiple metrics.

CalPERS believes that history indicates that the Company's compensation policies are not appropriately linked to performance. In 2002 the Company had losses of more than $500 million and granted its top executives 5,616,200 option grants. In 2003, the Company had losses of more than $3 billion but still granted more than 2,500,000 options to its top executives. In 2004, the Company provided substantial equity grants to top executives, a year in which the Company had losses of $388 million and the Company's stock price depreciated by more than 11% from 2003 to 2004 and an additional 13% to date. All of these grants were based on "industry practice and individual or corporate performance as determined by the Committee." However, corporate performance measures were not disclosed.

We urge shareowners to vote FOR this proposal.



STATE STREET.
Serving Institutional Investors Worldwide™

State Street California, Inc.
Institutional Investor Services
1001 Marina Village Parkway, 3rd Floor
Alameda, CA 94501

Telephone: (510) 521-7111
Facsimile: (510) 337-5791

May 25, 2005

To Whom It May Concern:

State Street Bank & Trust Company, as custodian for the California Public Employees' Retirement System, declares the following under penalty of perjury:

1) State Street Bank and Trust Company performs master custodial services for the California State Public Employees' Retirement System.

2) As of the date of this declaration and continuously for at least the immediately preceding eighteen months, California Public Employees' Retirement System (CalPERS) is and has been the beneficial owner of shares of Sun Microsystems Inc. having a market value in excess of $ 1,000,000.00.

3) Such shares beneficially owned by the California Public Employees' Retirement System are custodied by State Street Corporation through the electronic book-entry services of the Depository Trust Company (DTC). State Street is a participant (Participant Number 0997) of DTC and shares registered under participant 0997 in the street name of Surfboard & Co. are beneficially owned by the California Public Employees' Retirement System.

Signed this 25th day of May, 2005 at Sacramento, California.

STATE STREET CORPORATION
As custodian for the California Public Employees' Retirement System.



By: ______________________

Title: Assistant Vice President

July 1, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Shareholder Proposal Relating to Performance-Based Equity Compensation Received May 26, 2005

Dear Sir or Madam:

This letter is submitted on behalf of Sun Microsystems, Inc. ("Sun" or the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the intention of the Company to exclude a shareholder proposal (the "Proposal") submitted by the California Public Employees' Retirement System (the "Proponent" or "CalPERS") from the Company's proxy statement and form of proxy for the Company's 2005 annual meeting of stockholders (the "Proxy Materials"). The Company requests that the Division of Corporation Finance not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from the Proxy Materials for the reasons set forth below. In accordance with Rule 14a-8(j)(2) there are submitted herewith five additional copies of this letter and the attached materials.

To meet printing and distribution requirements, the Company anticipates that it will begin printing its Proxy Materials on or about September 12, 2005 and start mailing its Proxy Materials to stockholders on or about September 19, 2005. The Company currently anticipates filing its definitive Proxy Materials with the Commission on or about September 19, 2005. The Company plans to hold its annual meeting of stockholders on or about October 27, 2005.

I. The Proposal

The Company received correspondence containing a cover letter, the Proposal and a Statement of Ownership Record from the Proponent on May 26, 2005, copies of which have been attached hereto as **Attachment A**. The Proposal seeks shareholder approval to amend the bylaws of the Company to require that at least 50% of future equity compensation be performance-based and that the Board disclose to shareholders the performance metrics used to determine such equity compensation. The Proposal states in its entirety:

WSGR Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

650 Page Mill Road
Palo Alto, CA 94304-1050
PHONE 650.493.9300
FAX 650.493.6811
www.wsgr.com

July 12, 2005

VIA FEDERAL EXPRESS

Office of Chief Counsel
Attention: Heather Maples
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3010
100 F Street, NE
Washington, D.C. 20549

Re: Sun Microsystems, Inc., Attachment B to No Action Letter of July 1, 2005

Dear Ms. Maples:

In accordance with our conversation, enclosed is Attachment B, the SEIU letter sent to Mr. Michael Dillon from Steve Abrecht, Executive Director of the SEIU Master Trust, dated November 16, 2004, with Proposal attached.

Please do not hesitate to give me a call if you have any further questions.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation



Katharine A. Martin

Enclosures: SEIU letter dated November 16, 2004

Letter from SEIU Master Trust dated November 16, 2004

Attachment B

Letter from SEIU Master Trust dated November 16, 2004


SEIU
Stronger Together

November 16, 2004

Mr. Michael Dillon
Secretary
Sun Microsystems, Inc.
4150 Network Circle
Santa Clara, CA 95054

Dear Mr. Dillon:

On behalf of the SEIU Master Trust ("the Trust"), I write to give notice that, pursuant to the 2004 proxy statement of Sun Microsystems, Inc. (the "Company"), the Trust intends to present the attached proposal (the "Proposal") at the 2005 annual meeting of shareholders (the "Annual Meeting"). The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Trust has owned the requisite number of Sun Microsystems, Inc. shares for the requisite time period. The Trust intends to hold these shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Trust has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please contact me at (202) 639-7612 if you have any questions.

Sincerely,

Steve Abrecht
Executive Director
SEIU Master Trust

SA:tm:bh

Enclosure://1

Opeiu#2
Afl-cio,clc

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

SEIU MASTER TRUST
1313 L Street, N.W.
Washington, D.C. 20005
202.639.0890
800.458.1010

610-1000

RESOLVED, that the shareholders of Sun Microsystems, Inc. ("Sun Microsystems" or the "Company") urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based. Performance-based options are defined as 1) indexed options, whose exercise price is linked to an industry index; 2) premium-priced stock options, whose exercise price is above the market price on the grant date; or 3) performance-vesting options, which vest when a performance target is met.

SUPPORTING STATEMENT

From 2001 through 2004, Sun Microsystems CEO Scott McNealy was awarded options to buy 7,500,000 shares of Sun Microsystems stock. Such grants can result in substantial compensation for only modest gains in share price. For example, if Sun Microsystems' stock price increases by only $1.00 per share (approximately 23% of the $4.31 closing price on October 6th, 2004), Mr. McNealy would reap $7.5 million, even if Sun Microsystems underperformed its competitors during that period.

Compensation of senior executives using stock options is intended to align their interests with those of shareholders and motivate executives to improve company performance. We believe that Sun Microsystems' use of standard stock options to compensate its senior executives has the potential to reward mediocre company performance, and we accordingly urge the Committee to use performance-based options.

Standard stock options give windfalls to executives who are lucky enough to hold them during a bull market, and penalize executives who hold them during a bear market. Investors and market observers including Warren Buffett, Alan Greenspan and Al Rappaport criticize standard options on the ground that they inappropriately reward mediocre or poor performance--Buffett has stated that standard stock option plans are "really a royalty on the passage of time"--and favor the use of indexed options.

Performance-based options tie compensation more closely to company--rather than stock market--performance. Premium-priced and performance-vesting options encourage senior executives to set and meet ambitious but realistic performance targets. Indexed options may have the added benefit of discouraging re-pricing in the event of an industry downturn.

A 2002 report by the Conference Board's Commission on Public Trust and Private Enterprise, formed to make recommendations to restore public confidence in the markets and U.S. corporations, endorsed the use of performance-based options. The Commission identified factors contributing to an environment "ripe for abuse," including "the unprecedented bull market," which "led to massive, excessive unanticipated gains from options unrelated to management's operating performance."

Leading companies such as Avery Dennison, Capital One, Mattel and Union Pacific have adopted performance-based plans. According to Avery Dennison's most recent proxy statement, its approach, which postpones vesting until nine years and nine months after grant unless performance targets are met, "is designed to promote the creation of stockholder value over the long-term since the full benefit of the compensation package cannot be realized unless stock price appreciation occurs over a number of years."

We urge shareholders to vote FOR this proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

July 29, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sun Microsystems, Inc.
Incoming letter dated July 1, 2005

The proposal would amend Sun's bylaws to provide that at least fifty percent of future equity compensation granted to senior executives be performance-based and that the board disclose a reasonable level of detail of the performance metrics of such compensation.

There appears to be some basis for your view that Sun may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in Sun's 2005 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Sun omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Sun relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel